

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

March 4, 2010

Jerry Pascucci
President & Director
Diversified 2000 Futures Fund L.P.
c/o Citigroup Managed Futures LLC
55 East 59th Street – 10th Floor
New York, New York 10022

> **Re:** **Diversified 2000 Futures Fund L.P. (f/k/a Citigroup Diversified 2000
> Futures Fund L.P.)**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2008**
> **Filed March 31, 2009**
> **File No. 000-32599**

Dear Mr. Pacucci:

We have reviewed your filing and have the following comments. In our
comments, we may ask you to provide us with information so we may better understand
your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Capital Resources, page 24

1.   We have reviewed your response to comment 8 in our letter dated September 17,
      2009, however, we continue to believe that additional disclosure would be
      appropriate. Please revise future filings to include a brief description of how you
      fund redemptions, similar to the description provided in your response.

Results of Operations, page 25

2.	We note your response to prior comment 10. We continue to believe that a description of changes in interest income is relevant to the discussion of changes in your net asset value for each period presented. Please revise future filings to clarify how an increase or decrease in interest earned by the partnership will affect the net asset value of the partnership. In addition, please describe period to period changes in interest income.

3.	We note your response to prior comment 10 and the proposed language in Appendix C to your response letter. Please confirm that in future filings you will discuss the reasons why CGM pays interest on 80% of your average daily equity maintained in cash in your brokerage account. In addition, please disclose and quantify the remaining 20% of the interest that was retained by CGM and explain the purpose of such amount retained by CGM.

The Partnership's Trading Value at Risk, page 34

4.	We have considered your response to prior comment 11. Please revise future filings to provide an additional table that reflects value at risk for the Partnership's portfolio as a whole.

Part III, page 36

Item 10. Directors, Executive Officers and Corporate Governance, page 36

5.	We note your response to prior comment 12. Rule 405 defines the term executive officer, *when used with reference to a registrant*, to include any person who performs policy making functions for the registrant. It appears that the executive officers of your general partner perform policy making functions for the registrant and therefore should be considered executive officers of the registrant. Please revise future filings to include the Item 401 information for these persons, as previously requested, or provide further analysis of why you believe it is appropriate to omit this disclosure.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Erin Martin, Attorney Advisor, at (202) 551-3391, or the undersigned at (202) 551-3785 if you have questions regarding the comments.

Sincerely,

Karen Garnett
Assistant Director

cc: Rita M. Molesworth (*via facsimile*)